Exhibit 3.103

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 10/17/2005
FILED 11:37 AM 10/17/2005
SRV 050844181 - 4046027 FILE

CERTIFICATE OF FORMATION

OF

SVMF4, LLC

1. The name of the limited liability company is: **SVMF4, LLC.**

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of **SVMF4, LLC** this 17th day of October, 2005.

/s/ Morgan Fox
Morgan Fox
Authorized Person